FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Mitsui Signs Joint Venture Agreement with Hyflux

to Enter Water Infrastructure Business in China

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2, 2010

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2010

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President Chief Financial Officer

August 2, 2010

For Immediate Release:

To Whom It May Concern

Mitsui & Co., Ltd.

Mitsui Signs Joint Venture Agreement with Hyflux

to Enter Water Infrastructure Business in China

Mitsui & Co., Ltd. (“Mitsui”) (Head Office: Tokyo; CEO: Masami Iijima) and Hyflux Ltd. (“Hyflux”) (Head Office: Singapore; CEO: Olivia Lum), the leading provider of integrated water management and environmental solutions headquartered in Singapore, have signed a joint venture agreement on August 2, 2010, to deploy large scale water infrastructure business in China.

The joint venture company, Galaxy NewSpring Pte. Ltd. (“Galaxy”) (Head Office: Singapore) has been established as a 50-50 joint venture, and plans to acquire 4 water treatment plant operation assets (“4 Operation Assets”) owned by Hyflux, and 18 water treatment plant operation assets (“18 Operation Assets”) owned by Hyflux Water Trust (“HWT”).

The acquisition of the 4 Operation Assets is scheduled to be completed by the end of September or October 2010, by purchasing the shares of the holding companies of the 4 Operation Assets from Hyflux.

HWT is a public business trust sponsored by Hyflux which is listed on the Singapore Exchange Securities Trading Limited, and wholly owns the 18 Operation Assets through several holding companies. Today, Galaxy has publically announced an Exit Offer to purchase the units of HWT, with the objective of acquiring the 18 Operation Assets. Currently, Hyflux owns 31.79% of HWT through its wholly-owned subsidiaries.

The total purchase price for the 4 Operation Assets and for all units of HWT (which owns all equity interest of 18 Operation Assets) is approximately 20 Billion JPY.

The 4 Operation Assets and 18 Operation Assets which Galaxy plans to acquire collectively comprise, 9 tap water treatment plants, 11 wastewater treatment plants, and 2 water recycling plants in 8 provinces, such as Jiangsu, and Hebei where industrialization and urbanization are rapidly developing. The total designed capacity upon completion of the acquisition is 745,000m3/day (825,000m3/day, after expansion).

With Hyflux’s innovative technology, and extensive water business operating expertise, combined with Mitsui’s worldwide infrastructure business experience, extensive customer base, and business development and management capability, Galaxy intends to capture the fast growing water infrastructure demand in China, and expand its water business with new customers such as local governments and industrial parks.

Hyflux is a fast growing company in the area of water and wastewater treatment, and seawater desalination, with expanding business in China, Southeast Asia, India, the Middle East, North Africa, including the world’s largest sea water desalination plant in Algeria, currently under construction.

Mitsui has expanded its water business over the years through various activities, such as its participation in the Water Supply BOT (Build-Own-Transfer) project in Izmit City, Turkey with Thames Water Utilities Ltd. of United Kingdom in 1995, its investment in Thai Tap Water Supply Public Co., Ltd., the largest private water operator in Thailand in 2006, and the acquisition of Atlatec, S.A. de C.V. of Mexico in 2008, which enabled Mitsui to obtain water treatment plant engineering, construction, and operation & maintenance capabilities, in addition to being awarded contracts of 3 wastewater treatment BOT projects in Mexico. This joint venture with Hyflux will further expand Mitsui’s water business, and as a proactive integrated water solution provider, Mitsui will continue to help solve the various water related problems the world is facing today.

Attachment:	1. Galaxy Water Treatment Plant Operation Asset Overview (After Asset Acquisition)
2. Operation Scheme / Galaxy Corporate Overview / Key Terms of Exit Offer

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For further information, please contact:

Mitsui & Co., Ltd.
Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7596

Notice: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

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Attachment 1

Galaxy Water Treatment Plant Operation Asset Overview (After Asset Acquisition)

Attachment 2

Operation Scheme

Galaxy Corporate Overview

Name of Company	Galaxy NewSpring Pte Ltd.

Location	Singapore

Business	Investment, development, operation and maintenance of water supply, wastewater treatment, and recycling water plants in China

Shareholder	Mitsui 50% Hyflux 50%

Key Terms of Exit Offer

Exit Offer Price	S$0.78 per unit

Total Offer Units (*1)	205,500,000 units

Transaction Value	Approximately 10 Billion JPY

Exit Offer Period (Tentative)	Between September 2010 to January 2011 Subject to close upon satisfaction of Conditions

Conditions	 Approval by a majority of at least 75%, and not being voted against by 10% or more, of the total number of issued Units held by Unitholders present and voting at an extraordinary general meeting of HWT

‚ Galaxy having received, by the closing date of the Exit Offer, valid acceptances in respect of such number of Units such that Galaxy, when taken together with the Units currently owned by Hyflux and its subsidiaries, and Mitsui comprise not less than 75% of the total voting rights attributable to the issued Units.

(*1)	The Offer Units will not include the Units owned by Hyflux through its two wholly owned subsidiaries.